UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

October 5, 2012

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	2-5-1, Marunouchi, Chiyoda-ku, Tokyo
Code Number:	8411 (First Section of the Tokyo
Stock Exchange and First Section of the Osaka Securities Exchange)

Announcement Concerning Losses on Impairment (Devaluation) of Stocks in the Second Quarter of Fiscal 2012

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, for the second quarter of fiscal 2012, the Company is expected to recognize losses on impairment (devaluation) of stocks relating to marketable equity securities of Japanese corporations of which fair values declined significantly.

(A)    Amount of losses on impairment (devaluation) of stocks relating to marketable equity securities of Japanese corporations (adjusted aggregated 3 Banks figures)

          (from July 1, 2012 to September 30, 2012)

¥173.7 billion

(B) Net Assets as of the end of fiscal 2011 (Consolidated basis)	¥6,869.2 billion

(A/B × 100)	2.5%

(C) Ordinary Profits for fiscal 2011 (Consolidated basis)	¥648.5 billion

(A/C × 100)	26.7%

(D) Net Income for fiscal 2011 (Consolidated basis)	¥484.5 billion

(A/D × 100)	35.8%

Notes:

1.	Adjusted aggregated 3 banks figures are the aggregated figures of losses on impairment (devaluation) of stocks of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. with consolidation adjustments. The aggregated 3 Banks figure (before adjustments) is ¥198.6 billion.
2.	The Company reassesses the valuation of marketable equity securities of Japanese corporations at the end of each quarter period, and the amount of losses on impairment (devaluation) of stocks are subject to change due to the fair values as of the end of fiscal 2012, etc.

Other than the above, the Company is currently processing its financial figures which will be released at the announcement of financial results for the second quarter of fiscal 2012.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Division
Public Relations Department
Tel: 03-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate, ” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “ plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.